Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated May 6, 2021, with respect to the financial statements of Aerovate Therapeutics, Inc., included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report dated May 6, 2021 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ KPMG LLP

San Diego, California

June 9, 2021